# Reliance
Industries Limited

RECEIVED

2007 SEP 17 P 12:40

September 10, 2007

File No.82-3300

BEST AVAILABLE COPY

**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corpo[redacted]
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

07026529

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 36 | September 10, 2007 | Media Release issued by the Company titled "Reliance signs agreement to acquire assets in Malaysia Consolidating global polyester vision " |

Thanking you,

BEST AVAILABLE COPY

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED

SEP 2 1 2007

THOMSON FINANCIAL

Vinod M. Ambani
President & Company Secretary

Encl: a/a

9/18

# Reliance
Industries Limited

September 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code: 500325**
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Reliance signs agreement to acquire assets in Malaysia Consolidating global polyester vision" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

# Reliance signs agreement to acquire assets in Malaysia Consolidating global polyester vision

Mumbai and Kuala Lumpur, September 10, 2007: Reliance Industries Limited (RIL) announced today that it reached an agreement with the Receivers and Managers of Hualon Corporation (M) Sdn Bhd (Receivers and Managers Appointed) [Hualon] in Malaysia, to acquire assets of Hualon. Hualon is a leading polyester producer in Malaysia with a polyester (fibre, yarn and resin) manufacturing capacity of half a million tons per annum along with downstream textile manufacturing capabilities spread over two locations in Malaysia namely, Nilai and Malacca. It is one of the largest exporters in Malaysia.

This agreement is an important step towards the acquisition of assets of Hualon. The agreement to acquire is subject to certain conditions and regulatory approvals.

This acquisition, when consummated, will be the second international acquisition in the polyester sector of RIL after the successful takeover of Trevira in Germany in 2004. This will help RIL consolidate its position further as the World's largest polyester manufacturer with 2.5 million tonnes capacity, 25% increase from the current capacity and increase in revenue by around USD one Billion. This acquisition will bestow RIL with more than 7% global market share in polyester fibre and yarn.

Commenting on this development Shri Mukesh Ambani, Chairman, Reliance Industries, said "Reliance celebrates its silver jubilee in polyester business with the acquisition of Hualon. The integrated assets of Hualon will help RIL to strengthen its position in the entire textile value chain and RIL will graduate to become a solution provider to the global textile industry. This acquisition reiterates our strong commitment to the growth of polyester."

This acquisition will help to achieve global vision of Reliance polyester sector through easy access to other Western markets. Reliance's existing R&D will help the industry in Malaysia to launch innovative products catering to high value premium segments. The integrated facility at Hualon will help RIL to comprehend the entire textile value chain and hasten new product developments in polyester.

**Hualon:**
Established in 1989, Hualon is an integrated polyester to textile manufacturing company in Malaysia with half a million tons of polyester capacity, 250 000 spindles for spun yarn manufacturing, 5800 shuttleless looms for weaving along with processing facilities. The company also has nylon filament manufacturing capability.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5817, 2278 5815, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

The company has highly automated plants, cutting edge technology and the most advanced machinery.

Hualon was placed into receivership on 30th November 2006 and Mr Lim Tian Huat, Mr Adam Primus Bin Abdullah and Mr Stephen Duar, all of Ernst & Young, Malaysia were appointed the receivers and managers of Hualon with effect from that date.

**Reliance Industries:**
Reliance Industries Limited Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,10,886 crore (US$ 25.51 billion), cash profit of Rs15,768 crore (US$ 3.63 billion), net profit of Rs10,908 crore (US$ 2.51 billion) and net worth of Rs57,147 crore (US$ 13.15 billion). RIL is the first and only private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' since 2004 and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and Financial Times in 2004. RIL also features in the Forbes Global list of world's 400 best big companies and in FT Global 500 list of world's largest companies.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5817, 2278 5815, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

# Reliance
Industries Limited



September 10, 2007

**File No.82-3300**

**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 20 | September 10, 2007 | Letter to Stock Exchanges that the Board of Directors at its meeting held today approved the Audited Accounts of the company. |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

# Reliance
Industries Limited

September 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code : 500325**
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sir,

**Sub: Audited Accounts for the year ended March 31, 2007**

We wish to inform you that the Board of Directors at its meeting held today approved the Audited Accounts of the company for the financial year ended March 31, 2007.

In terms of Clause 20 of the Listing Agreement, the requisite information is given in the Annexure attached herewith.

The Board has considered the interim dividend paid @ Rs.11 per equity share of Rs.10 each, as the final dividend for the financial year ended March 31, 2007.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Name of the Company: **Reliance Industries Limited**

Regd. Office: **3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021**

## AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2007

**(Rs. in crore, except per share data)**

| Sr. No. | Particulars | Year Ended 31st March 2007 | 2006 |
|---|---|---|---|
| 1. | Turnover | **118,354** | 89,124 |
| 2. | Less: Excise Duty / Service Tax Recovered | **6,661** | 7,913 |
| 3. | **Net Turnover** | **111,693** | 81,211 |
| 4. | Other Income | **478** | 683 |
| 5. | Total Expenditure | | |
| | (a) (Increase) / decrease in stock in trade | **(655)** | (2,131) |
| | (b) Consumption of raw materials(Including Traded Goods) | **78,693** | 58,343 |
| | (c) Staff cost | **2,094** | 978 |
| | (d) Other expenditure | **11,515** | 9,722 |
| 6. | Interest and Finance Charges | **1,189** | 877 |
| 7. | Depreciation | **4,815** | 3,401 |
| 8. | Profit before tax | **14,520** | 10,704 |
| 9. | Provision for Current Tax | **1,657** | 931 |
| 10. | Provision for Deferred Tax | **920** | 704 |
| 11. | **Net Profit** | **11,943** | 9,069 |
| 12. | Add: Brought forward from last balance sheet | **3,029** | 8,968 |
| 13. | Excess Provision for tax for earlier years | **1** | - |
| 14. | Amount available for appropriation | **14,973** | 18,037 |
| 15. | Appropriations: | | |
| | a) Interim Dividend on Equity Shares | **1,346** | - |
| | b) Proposed Dividend on Equity Shares | **-** | 1,394 |
| | c) Interim Dividend on Equity Shares paid by erstwhile IPCL | **95** | - |
| | d) Tax on Dividend | **202** | 195 |
| | e) General Reserves | **10,565** | 13,382 |
| | f) Debenture Redemption Reserve | **-** | 37 |
| 16. | Balance carried forward to next year | **2,765** | 3,029 |
| 17. | Paid up Equity Share Capital, Equity Shares of Rs 10/- each. | **1,394** | 1,394 |
| 18. | Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each to be allotted to the shareholders of erstwhile IPCL) | **60** | - |
| 19. | Reserves excluding revaluation reserves (as per balance sheet) | **59,862** | 43,761 |
| 20. | Earnings per share (of Rs. 10) [including equity shares in suspense] | | |
| | Basic | **82.2** | 65.1 |
| | Diluted | **82.2** | 65.1 |
| 21. | **Dividend per Share (Refer note 7)** | **11.00** | 10.00 |
| 22. | **Aggregate of public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]** | | |
| | - Number of Shares (in crore) | **68.31** | 72.60 |
| | - Percentage of Shareholding | **49.02** | 52.10 |

**Notes:**

1. The figures for the previous year have been restated, wherever necessary, to make them comparable.

2. Current year include figures of Indian Petrochemicals Corporation Limited (IPCL) which is amalgamated with the Company with effect from 1st April, 2006 and are therefore to that extent not comparable with those of previous year.

3. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Pursuant to the Scheme:

   (i) The assets, liabilities, rights and obligations of erstwhile IPCL has been vested with the Company with effect from 1st April, 2006 and have been recorded at their respective fair value, under the purchase method of accounting for amalgamation.

   (ii) 5,74,69,507 Equity shares of Rs. 10/- each relating to the equity share capital of the erstwhile IPCL as on 1st April,2006 and 26,71,053 Equity shares of Rs. 10/- each towards Debentures converted by the erstwhile IPCL during the year 2006-07 are to be issued as fully paid-up, to the shareholders of the amalgamating company, whose names are registered in the register of members on record date, without payment being received in cash. Pending allotment, the face value of such shares has been shown as "Equity Share Suspense".

   (iii) Excess of the fair value of net assets taken over by the Company over the paid-up value of equity shares to be issued and allotted ( as referred to under (ii) above) net of stamp duty payable on amalgamation, amounts to Rs. 5,461.25 crore and the same has been credited to Securities Premium Account as prescribed in the Scheme. Had the Scheme not prescribed this accounting treatment, the said amount would have been credited to Capital Reserve.

4. During the quarter ended 31st March, 2007, shareholders of the Company had passed a Special Resolution by Postal Ballot for the preferential issue of 12,00,00,000 warrants at a price of Rs. 1,402 per warrant, to the Promoter / Promoter Group as per the SEBI Guidelines for Preferential Issue contained in the SEBI (Disclosure and Investor Protection) Guidelines, 2000, entitling the warrant holders to apply for equivalent number of fully paid equity shares of Rs.10 each of the Company. In terms of the special resolution, 12,00,00,000 warrants have been issued on 12th April 2007, upon payment of 10% of the amount. The balance 90% of the amount is payable within 18 months from the date of allotment of the warrants.

5. The Company has reserved issuance of 6,96,75,402 (Previous Year 5,26,87,851) Equity Shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company, at a price of Rs 1,284/- per share plus all taxes as may be levied in this regard on the Company. The Options would vest over a period of 7 years from the date of grant based on specified criteria.

6. Erstwhile IPCL has announced Voluntary Separation Scheme (VSS) and Special Separation Scheme (SSS) for its employees at Vadodara unit during the month of March, 2007. Over 2600 employees have applied in the month of March, 2007 and all applications have been accepted. The expenditure of Rs. 376.30 crore (US$ 87 million) is included under the head "Payments to and Provisions for Employees". The Company has relieved most of the employees, who opted for the VSS / SSS from the service in the month of April, 2007.

7. The Company has disbursed interim dividend @ Rs. 11/- per fully paid-up equity share of Rs. 10/- each, aggregating to Rs. 1,534 crore (US$ 353 million), including dividend distribution tax. The Board has considered the interim dividend paid as the final dividend for the financial year ended 31st March, 2007. Erstwhile IPCL has also disbursed interim dividend @ Rs. 6 per fully paid up equity share of Rs. 10 each aggregating to Rs. 109 crore (US$ 25 million), including dividend distribution tax .

8. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Jamnagar and Naroda. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,997 crore (US$ 459 million) for the year and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period / year.

9. Erstwhile IPCL has provided Rs. 94 crore (US$ 22 million) towards diminution in the value of investment in equity shares of Gujarat Chemicals Port Terminal Company Limited (GCPTCL) and Indian Vaccines Corporation Limited (IVCOL).

10. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 98 crore (US$ 23 million) up to 31st March 2006 net of deferred tax of Rs. 33 crore (US$ 8 million) has been adjusted against the opening balance of revenue reserves. The additional charge to the Profit and Loss account for the year on account of the above is Rs. 18 crore (US$ 4 million).

11. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs. 40 crore (US$ 10 million).

12. The audit committee reviewed the above results. The Board of Directors at its meeting held on 10th September, 2007 approved the above results and its release.

## AUDITED CONSOLIDATED FINANCIAL RESULTS
## FOR THE YEAR ENDED 31st MARCH 2007

**(Rs. in crore, except per share data)**

| Sr. No. | Particulars | Year Ended 31st March | |
|---|---|---|---|
| | | **2007** | **2006** |
| 1. | Turnover | **120,431** | 90,938 |
| 2. | Less: Excise Duty / Service Tax Recovered | **6,661** | 7,913 |
| 3. | **Net Turnover** | **113,770** | 83,025 |
| 4. | Other Income | **654** | 730 |
| 5. | Share in Income of Associates | **(3)** | 475 |
| | Profit / (Loss) on Sale of Subsidiaries | - | (100) |
| 6. | Total Expenditure | | |
| | (a) (Increase) / decrease in stock in trade | **(697)** | (2,120) |
| | (b) Consumption of raw materials (including traded goods) | **79,714** | 59,168 |
| | (c) Staff cost | **2,591** | 1,469 |
| | (d) Other expenditure | **12,035** | 10,159 |
| 7. | Interest and Finance Charges | **1,232** | 935 |
| 8. | Depreciation | **4,899** | 3,495 |
| 9. | Profit before tax | **14,647** | 11,024 |
| 10. | Provision for Current Tax | **1,667** | 926 |
| 11. | Provision for Deferred Tax | **905** | 704 |
| **12.** | **Net Profit (Before adjustment for Minority Interest)** | **12,075** | 9,394 |
| 13. | Share of Loss transferred to Minority | **(-)** | (4) |
| 14. | **Net Profit (After adjustment for Minority Interest)** | **12,075** | 9,398 |
| 15. | Paid up Equity Share Capital, Equity Shares of Rs. 10/- each. | **1,394** | 1,394 |
| 16. | Equity Share suspense (Representing 6,01,40,560 Shares of Rs. 10 Each to be allotted to the shareholders of erstwhile IPCL) | **60** | - |
| 17. | Earnings per share (of Rs. 10) [including equity shares in suspense] | | |
| | Basic | **83.1** | 67.4 |
| | Diluted | **83.1** | 67.4 |

## Notes on Consolidated Accounts:

1. As per accounting Standard (AS) 21 on Consolidated Financial Statements and Accounting Standard (AS) 23 on Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the following subsidiaries and associates have been considered -

   (a) The Subsidiary companies considered in the consolidated financial statements are:

| Sr. No. | Name of the Subsidiaries | Country of incorporation | Proportion of ownership interest |
|---|---|---|---|
| i. | Reliance Industrial Investments and Holdings Limited | India | 100% |
| ii. | Reliance Ventures Limited | India | 100% |
| iii. | Reliance Strategic Investments Limited | India | 100% |
| iv. | Reliance Industries (Middle East) DMCC | U.A.E | 100% |
| v. | Reliance Jamnagar Infrastructure Limited (formerly Reliance Infrastructure Limited) | India | 100% |
| vi. | Reliance Petroleum Limited | India | 75% |
| vii. | Reliance Retail Limited | India | 98.74% |
| viii. | Reliance Netherland B.V. | Netherlands | 100% |
| ix. | Reliance Haryana SEZ Limited (From 9th October, 2006) | India | 92.50% |
| x. | Ranger Farms Limited (From 20th November, 2006) | India | 98.74% |
| xi. | Retail Concepts & Services India Private Limited (From 20th November, 2006) | India | 98.74% |
| xii. | Reliance Retail Insurance Broking Limited (From 20th November, 2006) | India | 98.74% |
| xiii. | Reliance Dairy Foods Limited (From 28th November, 2006) | India | 98.74% |
| xiv. | Reliance Exploration & Production DMCC (From 6th December ,2006) | UAE | 100% |
| xv. | Reliance Retail Finance Limited (From 20th February, 2007) | India | 98.74% |
| xvi. | RESQ Limited (From 1st March, 2007) | India | 98.74% |
| xvii. | Reliance Global Management Services Private Limited (From 11th March, 2007) | India | 100% |

(b) The significant Associate companies considered in the consolidated financial statements are

| Sr. No. | Name of the associate companies | Country of Incorporation | Proportion of ownership interest |
|---|---|---|---|
| i. | Reliance Industrial Infrastructure Limited | India | 46.23% |
| ii. | Reliance Europe Limited | U.K. | 50.00% |
| iii. | Gujarat Chemical Port Terminal Company Limited. | India. | 41.80% |
| iv. | Indian Vaccines Corporation Limited | India. | 33.33% |
| v. | Reliance Petro-investments Limited | India. | 50.00% |

2. The consolidated financial statement should be read in conjunction with the notes to the individual financial results for the year ended 31st March, 2007.

## AUDITED SEGMENT INFORMATION FOR THE YEAR ENDED 31st MARCH 2007

Rs. in crore

| | | Year Ended 31st March 2007 | | Year Ended 31st March 2006 | |
|---|---|---|---|---|---|
| 1. | **Segment Revenue** | | | | |
| | - Petrochemicals | 52,320 | | 32,802 | |
| | - Refining | 85,977 | | 71,117 | |
| | - Others | 2,469 | | 1,873 | |
| | **Gross Turnover (Turnover and Inter Segment Transfers)** | **140,766** | | 105,792 | |
| | Less: Inter Segment Transfers | **20,335** | | 14,854 | |
| | **Turnover** | **120,431** | | 90,938 | |
| | Less: Excise Duty Recovered on Sales | 6,661 | | 7,913 | |
| | **Net Turnover** | | **113,770** | | 83,025 |
| 2. | **Segment Results** | | | | |
| | - Petrochemicals | **6,600** | | 4,713 | |
| | - Refining | **7,723** | | 5,916 | |
| | - Others | **1,300** | | 1,112 | |
| | **Total Segment Profit before Interest and Tax** | | **15,623** | | 11,741 |
| | (i) Interest Expense | | (1,232) | | (935) |
| | (ii) Interest Income | | 283 | | 492 |
| | (iii) Other Unallocable Income Net of Expenditure | | (27) | | (270) |
| | **Profit before Tax** | | **14,647** | | 11,028 |
| | (i) Provision for Current Tax | | (1,667) | | (926) |
| | (ii) Provision for Deferred Tax | | (905) | | (704) |
| | **Profit after Tax** | | **12,075** | | 9,398 |
| 3. | **Capital Employed** | | | | |
| | - Petrochemicals | | 32,649 | | 31,039 |
| | - Refining | | 50,656 | | 35,688 |
| | - Others | | 17,497 | | 6,502 |
| | - Unallocated Corporate | | 11,477 | | 6,570 |
| | **Total Capital Employed** | | **112,279** | | 79,799 |

**Notes on Segment Results:**

a) As per Accounting Standard on Segment Reporting (AS-17), issued by the Institute of Chartered Accountants of India, the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries and associates.

b) The reportable Segments are further described below :

— The Petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Poly Butadiene Rubber, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Butadiene, Linear Alkyl Benzene and Polyethylene Terephthalate, Acrylonitrile and Caustic Soda.

— The refining segment includes production and marketing operations of the Petroleum refineries.

— The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of:

- Oil and Gas
- Textile
- Retail Business
- SEZ development

For **Reliance Industries Limited**

**Mukesh D Ambani**
**Chairman and Managing Director**

Mumbai, 10th September 2007

# Reliance
Industries Limited

RECEIVED

2007 SEP 17 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 11, 2007

**File No.82-3300**

**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 16 | September 11, 2007 | Intimating that the 33rd Annual General Meeting of the Company will be held on Friday, October 12, 2007 at 11.00 a.m. and the Register of Members and Share Transfer Books of the Company shall remain closed from Friday, October 05, 2007 to Friday, October 12, 2007 (both days inclusive) for that purpose. |
| 2 | Clause 16 | September 11, 2007 | Intimating that the Board of Directors has fixed October 12, 2007 as the 'Record Date' at its meeting held on September 10, 2007 for determining the Shareholders of Indian Petrochemicals Corporation Ltd ("IPCL") who will be entitled to receive equity shares of the Company in terms of the Scheme of Amalgamation of IPCL with the Company. |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Mahavir Lunawat
Assistant Company Secretary

Encl: a/a

September 11, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code : 500325**
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sir,

**Sub: Annual General Meeting of the Company**

This is to inform you that the 33rd Annual General Meeting of the Company will be held on **Friday, October 12, 2007, at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020**.

Please also note that the Register of Members and Share Transfer Books of the Company shall remain closed from **Friday, October 05, 2007 to Friday, October 12, 2007 (both days inclusive)** for the purpose of convening the Annual General Meeting of the Shareholders of the Company.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Mahavir Lunawat
Assistant Company Secretary

Copy to:

National Securities Depository Limited
Trade World, A Wing, 4th & 5th Floors
Kamala Mills Compound
Lower Parel, Mumbai 400 013

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai 400 023

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte Neuve
BP 165, L - 2011
Luxembourg

The Bank of New York Mellon Corporation
101 Barclay Street
New York, NY 10286
New York

# Reliance
Industries Limited



September 11, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax:- 22722037

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax:- 26598237

Dear Sirs,

**Sub: Amalgamation of Indian Petrochemicals Corporation Limited with the Company – intimation of 'Record Date'**

This is further to our letter dated September 5, 2007.

We now inform you that the Board of Directors of Reliance Industries Limited (the Company / RIL), at its meting held on September 10, 2007, has fixed **October 12, 2007** as the **'Record Date'** for the purpose of determining the Shareholders of the Indian Petrochemicals Corporation Limited (IPCL/ the Transferor Company) who will be entitled to receive Equity Shares of the Company in terms of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with the Company (the Scheme).

In accordance with the Scheme, the Company will issue and allot fully paid up Equity Shares of Rs. 10/- each to the Shareholders of the Transferor Company as on the record date in the ratio of 1 (One) equity share of the Company for every 5 (Five) equity shares of the Transferor Company.

The equity share certificate(s) of IPCL will not be called back by RIL for exchange with the equity shares of RIL and the certificate(s) issued by IPCL will not be tradeable or negotiable on and from the Record Date or such other earlier date as may be fixed by the Stock Exchanges in this regard.

The new Equity Shares, proposed to be issued, will be submitted for listing with the Bombay Stock Exchange Limited and National Stock Exchange of India Limited and they shall rank pari-passu with the existing Equity Shares of the Company.

We enclose a copy of Form 21 filed by the Company with the Registrar of Companies, Maharashtra and copy of the Order of the Hon'ble High Court of Judicature at Bombay for your records.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Mahavir Lunawat
Assistant Company Secretary

Encl.: a/a

Copy to:
The Luxembourg Stock Exchange
Central Depository Services (India) Limited
National Securities Depository Limited
The Bank of New York Mellon Corporation
Citi Bank N.A.

# FORM 21

**Notice of the court or the company law board order**

**[Pursuant to section 17(1), 79, 81(2), 81(4), 94A(2), 102(1), 107(3), 111(5), 141, 155, 167, 186, 391(2), 394(1), 397, 398, 445 and 481 of the Companies Act, 1956]**

**Note - All fields marked in * are to be mandatorily filled.**

1.(a) *Corporate identity number (CIN) or foreign company registration number of the company: L17110MH1973PLC019786 [Pre - Fill]

(b) Global location number (GLN) of company:

2.(a) Name of the company: RELIANCE INDUSTRIES LIMITED

(b) Address of the registered office or of the principal place of business in India of the company:
3 RD FLOORMAKER CHAMBER IV
222 NARIMAN POINT
MUMBAI
Maharashtra
INDIA
400021

3.(a) *Name of the court or company law board: HONOURABLE HIGH COURT OF JUDICATURE

(b) *Location: MUMBAI

4. *Date of passing the order: 12/06/2007 (DD/MM/YYYY)

5. *Date of issue of certified copy of order: 14/08/2007 (DD/MM/YYYY)

6.(a) *Section(s) of the Companies Act under which order passed: 394(1)

(b) If others, mention:

7. Service request number of relevant form:

(Mention the SRN of relevant Form 8, 10, 17, 18, 21 or any other form; if applicable)

**Attachments**

1. *Copy of court order or company law board order [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments:
RIL Order - IPCL Merger-01.pdf

[Remove attachment]

**Verification**

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the Board of directors' resolution number 12 dated 27/04/2006 (DD/MM/YYYY) to sign and submit this form.

**To be digitally signed by**

Particulars of the person signing and submitting the form [VINOD AMBANI]

*Name: VINIOD M. AMBANI

Capacity:

*Designation: Secretary

Director identification number of the director or Managing Director; or Income-tax PAN of the manager; or Membership number, if applicable or income-tax PAN of the secretary (secretary of a company who is not a member of ICSI, may qoute his/ her income-tax PAN): AACPA7097H

[Modify] [Check Form] [Prescrutiny] [Submit]

**For office use only:**

This e-Form is hereby registered

**Digital signature of the authorising officer** [Submit to BO]

# HIGH COURT, BOMBAY

amended on 14th August 2007 pursuant to order/ by the Hon'ble Shri Justice Dr. D.Y. Chandrachud, J on 11/07/2007.

14/8/07

For Prothonotary & Senior Master

1

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

O. O. C. J.

COMPANY PETITION NO.345 OF 2007
CONNECTED WITH
COMPANY APPLICATION NO.283 OF 2007

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited

Reliance Industries Limited ..Petitioner.

....

Mr. Virag Tulzapurkar, Senior Counsel with Ms. Sawmya Srikrishna and Mr. Tapan Deshpande i/b Amarchand & Mangaldas & Suresh A. Shroff & Co. for the Petitioner.
Mr. C.J. Joy for the Regional Director.
Mrs. K.V. Gautam, Dy. Official Liquidator present.

....

CORAM: DR. D.Y. CHANDRACHUD, J.

12th June, 2007.

P.C. :

1. The sanction of the Court is sought under the provisions of Sections 391 to 394 of the Companies Act, 1956 to a scheme of amalgamation. Under the proposed scheme, Indian Petrochemicals Corporation Limited (the transferor) is to stand amalgamated with Reliance Industries Limited, the Petitioner before this Court. The

Court has been informed that a Petition has been filed by the transferor before the Gujarat High Court since the transferor is has its registered off in the State of Gujarat. That Petition is stated to be pending. The scheme was approved by the Board of Directors on 10th March, 2007. The rationale for the scheme has been duly explained in paragraph B of the prefatory part of the scheme. The appointed date is 1st April, 2006. The scheme envisages the issuance of new equity shares by the transferee to the shareholders of the transferor in the ratio of one equity share each of the face value of Rs.10/- of the transferee ~~with~~ for every five equity shares of the value of Rs.10/- credited as fully paid up held by equity shareholders of the transferor. The Bombay Stock Exchange and the National Stock Exchange had respectively expressed their no objection to the scheme by a communication dated 13th and 14th March, 2007.

2. In Company Applications filed before this Court meetings were directed by an order dated 16th March, 2007 to be convened of the equity shareholders and of the secured and unsecured creditors.

These meetings were accordingly held on 21st April, 2007 and details thereof have been furnished on behalf of the Petitioner which are as follows :

"Meeting of the Equity Shareholders

(i) Attended either personally or by proxy or by authorised representative by 7,218 Equity Shareholders of the Petitioner Company holding 99,20,11,523 Equity Shares aggregating Rs. 992,01,15,230 in value;

(ii) 7,061 Equity Shareholders holding in aggregate, 99,11,08,388 Equity Shares constituting 99.901% in number and representing 99.9994% in value of the Equity Shareholders, present in person or by proxy and voting at the Meeting, voted in favour of the Scheme;

(iii) 7 Equity Shareholders holding in aggregate, 5,519 Equity Shares constituting 00.099% in number and representing 00.0006% in value of the Equity Shareholders, present in person or by proxy and voting at the Meeting, voted against the Scheme and

(iv) Votes of 150 Equity Shareholders holding 8,97,616 votes were declared invalid."

"Meeting of the Secured Creditors (including Debentureholders)

(i) Attended either personally or by proxy by 38 Secured Creditors (including

Debentureholders) of the Petitioner Company, having claims of an aggregate value of Rs.9,048.33 crore against the Petitioner Company;

(ii) 34 Secured Creditors (including Debentureholders) having claims against the Petitioner Company of an aggregate value of Rs.8975.43 Crores, and constituting 100% in number representing 100% in value of the Secured Creditors (including Debentureholders), present in person or by proxy and voting at the Meeting, voted in favour of the Scheme;

(iii) No Secured Creditors (including Debentureholders) of the Petitioner Company, present in person or by proxy and voting at the Meeting, voted against the Scheme;

(iv) The votes of 4 Secured Creditors having claims against the Petitioner Company of an aggregate value of Rs.72.90 crores were declared invalid."

"Meeting of the Unsecured Creditors

(i) 863 Unsecured Creditors of the Petitioner Company having claims of an aggregate value of Rs.450.39 crores against the Petitioner Company attended either personally or by proxy and voted;

(ii) 657 Unsecured Creditors having claims against the Petitioner Company of an aggregate value of Rs.443.46 crores and constituting 100% in number representing 100% in value of the Unsecured Creditors, present in person or

by proxy and voting at the Meeting, voted in favour of the Scheme;

(iii) No Unsecured Creditors of the Petitioner Company, present in person or by proxy and voting at the Meeting, voted against the Scheme;

(iv) The votes of 206 Unsecured Creditors having claims against the Petitioner Company of an aggregate value of Rs.6.93 crores were declared invalid."

3. After the Petition was admitted on 27th April, 2007, the hearing of the Petition was duly advertised in the newspapers and a notice of the hearing has been served on the Regional Director and the Registrar of Companies. Counsel appearing for the Regional Director has stated that the scheme as proposed is not contrary to the interest of the public or of the shareholders, creditors and of the employees. There is no objection to the scheme. In the circumstances, there is no reason why the relief as sought should not be granted, particularly since there has been due compliance of all the statutory requirements. The Petition is accordingly made absolute in terms of prayer clauses (a) to (g), subject to the scheme also receiving sanction of the Gujarat High Court in the Petition which has been filed by the transferor

Act, 1956 that upon the Scheme taking effect and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to be respective equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs.10/- (Rupees Ten only) each, credited as fully paid-up in accordance with the applicable Share Exchange Ratio as provided in Clause 10.2 of the Scheme of Amalgamation;

(f) for an order under Section 394 of the Companies Act, 1956, that all permanent employees of the Transferor Company as on the Effective Date shall become the employees of the Petitioner Company in accordance with the provisions set out in the Scheme;

(g) for an order under Section 394 of the Companies Act, 1956 that the Petitioner Company shall within 30 days after the date of sealing of the order to be made herein or within such other time as may be permitted by this Hon'ble Court cause a certified copy thereof to be delivered to the Registrar of Companies, Maharashtra at Mumbai for registration.

"The petitioner to pay costs of Rs. 2,500/-

~~The Petitioner to pay costs of Rs.2,500/- each to the~~

to the Regional Director within four weeks."

~~Regional Director and the Official Liquidator within four weeks.~~

company. Prayer clauses (a) to (g) read as follows:

"(a) for an order under Section 394 of the Companies Act, 1956 that the Scheme of Amalgamation being Exhibit "G" to the Petition be sanctioned by this Hon'ble Court so as to be binding with effect from 1st April, 2006, the Appointed Date, on the Petitioner Company, the Transferor Company and all their respective shareholders, creditors and all concerned persons;

(b) for an order under Section 394 of the Companies Act, 1956 that the entire business and the whole of the Undertaking of the Transferor Company as set out in the Scheme, being Exhibit "G" hereto, shall without any further act or deed be transferred to and be vested in and/or deemed to be transferred to and to be vested in the Petitioner Company;

(c) for an order under Section 394 of the Companies Act, 1956 that with effect from the Appointed Date, all debts, liabilities, duties and obligations of the Transferor Company as set out in the Scheme shall, without any further act or deed be transferred to or deemed to be transferred to the Petitioner Company so as to become the debts, liabilities, duties and obligations of the Petitioner Company;

(d) for an order under Section 394 of the Companies Act, 1956 that all suits, actions and proceedings by or against the Transferor Company pending and/or arising on or before the date on which the said Scheme shall finally take effect, be continued and be enforced by or against the Petitioner Company as effectually as if the same had been pending and/or arising by or against the Petitioner Company;

(e) for an order under Section 394 of the Companies

Filing and issuance of drawn up order is dispensed with.

All authorities concerned to act on an authenticated copy of this order issued by the office of this Court.

TRUE-COPY

14/08/07

M. D. NARVEKAR
COMPANY REGISTRAR
HIGH COURT (O.S.)
BOMBAY

HIGH COURT OF JUDICATURE ... AY

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO. 345 OF 2007
IN
COMPANY APPLICATION NO. 283 OF 2007

Reliance Industries Limited. ... Petitioner.

V/s.

Indian Petrochemicals Corpn.Ltd. ... Respondent.

Mr. Tapan Deshpande i/b. Amarchand Mangaldas & Suresh A. Shroff & Co. for the Petitioner.
None for the Respondent.

CORAM : DR. D.Y. CHANDRACHUD,J.

11TH JULY 2007.

P.C. :-

. Called for speaking to the minutes of the order dated 12th June 2007.

2. A praecipe dated 5th July 2007 has been filed by the Advocates for the Petitioner. The Petitioner had filed the Petition in its capacity as the Transferee Company and hence, the Official Liquidator was not concerned in the matter. Hence, the direction to pay costs of Rs.2,500/- to the Official Liquidator shall stand deleted on page 7 of the order and the third last

0686932



sentence of the order shall stand corrected as follows :-

" The Petitioner to pay costs of Rs.2,500/- to the Regional Director within four weeks."

3. The Office is directed to carry out necessary correction and issue a fresh certified copy.

----

TRUE-COPY

M. ... EKAR
REGISTRAR
HIGH COURT (O.S.)
BOMBAY

14/08/02

TRUE COPY

Section Officer
High Court, Appellate Side
Bombay.

# SCHEME OF AMALGAMATION

**under Sections 391 to 394 of the Companies Act, 1956**

OF

**Indian Petrochemicals Corporation Limited**

**(the "Transferor Company")**

WITH

**Reliance Industries Limited**

**(the "Transferee Company")**

<u>**GENERAL**</u>

**A. Description of Companies**

I. Indian Petrochemicals Corporation Limited ("**IPCL**" or the "**Transferor Company**") is a company incorporated under the Companies Act, 1956 having its Registered Office at P.O. Petrochemicals, Vadodara – 391346, Gujarat, India. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibre intermediates and chemicals. IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Dahej; and a gas based cracker complex at Nagothane. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). In 2006, six polyester companies were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act (as defined hereinafter) and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

II. Reliance Industries Limited ("**RIL**" or the "**Transferee Company**"), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for almost all its products. Over the years, RIL's strategy has been to build leading market shares in the domestic market, pursue export opportunities, implement vertical, forward and backward integration and, at the same time, to achieve economies of scale, focus on financial management and invest in infrastructure projects.

III. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

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**B. Rationale for the Scheme**

The amalgamation of the Transferor Company with the Transferee Company would inter alia have the following benefits:

(a) Greater size, scale, integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value;

(b) Strengthening leadership in the industry, not only in terms of the assets base, revenues, product range, production volumes and market share, but also in terms of total shareholder return;

(c) The synergies that exist between the two entities in terms of the products, processes and resources can be put to the best advantage of all stakeholders;

(d) The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value;

(e) The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the amalgamated entity to undertake large projects, thereby contributing to enhancement of future business potential;

(f) The integration of the manufacturing and other facilities of IPCL and RIL will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets;

(g) The amalgamated entity will benefit from improved organizational capability and leadership, arising from the combination of people from IPCL and RIL who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry; and

(h) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

In view of the aforesaid, the Board of Directors of IPCL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of IPCL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of IPCL to RIL pursuant to the provisions of Section 391 to Section 394 of the Act.

C. **Parts of the Scheme:**

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertaking (as hereinafter defined) of the Transferor Company to the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

## PART I

## DEFINITIONS AND SHARE CAPITAL

### 1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

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1.1 "Act" means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 "**Appointed Date**" means 1st April 2006;

1.3 "**Effective Date**" means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date;

1.4 "**GDRs**" means Global Depository Receipts issued pursuant to the issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

1.5 "**Governmental Authority**" means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.6 "**High Court**" shall mean the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall include the National Company Law Tribunal, if applicable; and "**High Courts**" shall mean both of them, as the context may require;

1.7 "**Record Date**" means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 "**Scheme**" or "**Scheme of Amalgamation**" means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or imposed or directed by the High Courts;

1.9 "**Securities Act**" shall mean the Securities Act of 1933, as amended, of the United States of America;

1.10 "**Transferee Company**" or "**RIL**" means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.11 "**Transferor Company**" or "**IPCL**" means Indian Petrochemicals Corporation Limited, a public limited company incorporated under the Act, and having its registered office at P.O. Petrochemicals, Vadodara – 391346, Gujarat, India;

1.12 "**Undertaking**" shall mean the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds,

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benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind; privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996

and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, from time to time.

## 2. SHARE CAPITAL

### 2.1 *Transferor Company:*

The authorised share capital and the issued, subscribed and paid-up share capital of the Transferor Company as on 28th February 2007 was as under:

| | Rs. | Rs. |
|---|---|---|
| **Authorised Share Capital:** | | |
| (i) 40,00,00,000 Equity Shares of Rs.10/- each | 400,00,00,000 | |
| (ii) 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each | 400,00,00,000 | 800,00,00,000 |
| **Issued Share Capital:** | | |
| 30,30,10,937 Equity Shares of Rs. 10/- each | | 303,01,09,370 |
| **Subscribed and Paid-up Share Capital:** | | |
| 30,07,02,798 Equity Shares of Rs. 10/- each | 300,70,27,980 | |
| Add: Shares Forfeited | 82,72,495 | 301,53,00,475 |

### 2.2 *Transferee Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 28th February 2007 was as under:

| | Rs. | Rs. |
|---|---|---|
| **Authorised Share Capital:** | | |
| 250,00,00,000 Equity Shares of Rs. 10 each | 2500,00,00,000 | |
| 50,00,00,000 Preference Shares of Rs. 10 each | 500,00,00,000 | 3000,00,00,000 |
| **Issued, Subscribed and Paid up Share Capital:** | | |
| 139,35,08,041 Equity Shares of Rs. 10/- each fully paid up | 1393,50,80,410 | |
| Less: Calls in arrears – by others | 31,27,380 | 1393,19,53,030 |

Note:

1. The Transferee Company has proposed to issue, on preferential basis, to the promoter and entity/entities in the promoter group of the Transferee Company up to 12,00,00,000 warrants in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection ) Guidelines, 2000 (the "**Guidelines**"), where the warrant holders will be entitled to apply for and be allotted one fully paid equity share of the face value of Rs.10/- each of the Transferee Company for every warrant held by them. Pursuant to a Notice dated 24th February 2007, the Transferee Company has sought the approval of its members through postal ballot in terms of Section 81(1A) and Section 192A of the Act read with the Guidelines for the proposed issue of warrants and equity shares on conversion thereof. The postal ballot process is underway and is expected to be completed by the end of March, 2007.

2. The Transferee Company has reserved issuance of 6,96,75,402 equity shares of Rs. 10/- each for offering to employees under its employee stock option scheme.

## 3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

## PART II

## TRANSFER OF UNDERTAKING

## 4. TRANSFER OF UNDERTAKING

### 4.1 *Generally:*

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 ***Transfer of Assets:***

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of sub-clause (a) above in respect of such of the assets and properties of the Transferor Company, as are movable in nature or incorporeal property or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may if it so deems appropriate, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee,

4.2.

as the case may be, that the said debt, loan, advance, balance or deposit stand transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions if any of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the Appointed Date without the prior written consent of the Transferee Company.

4.3 ***Transfer of Liabilities:***

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the **"Liabilities"**) shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company shall, as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised and used, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company after the Appointed Date and prior to the Effective

Date, such discharge shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

4.3.6 Without prejudice to the foregoing provisions of this Clause 4.3:

(i) All debentures, bonds, notes or other debt securities, if any, of the Transferor Company relating to the Liabilities comprised in the Undertaking, (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the Transferee Company on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in

and shall be exercised by or against the Transferee Company to the same extent as if it were the Transferor Company in respect of the Debt Securities so transferred and vested.

(ii) Any Debt Securities issued by the Transferor Company and held by the Transferee Company shall, unless sold or transferred by the Transferee Company at any time prior to the Effective Date, stand cancelled as on the Effective Date and be of no effect and the Transferor Company shall have no further obligation in that behalf.

4.4 ***Encumbrances***

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4.1 and Clause 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

4.4.2 All the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, created by the Transferor Company after the Appointed Date, in terms of this Scheme, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of that Transferee Company Provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the Appointed Date without the prior written consent of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided, no other term or condition of the liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required by statutorily or by necessary implication.

4.4.7 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

4.5 ***Inter - se Transactions*:**

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

## 5. CONTRACTS, DEEDS, ETC.

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of

whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. **LEGAL PROCEEDINGS**

On and from the Appointed Date, all suits, actions and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and / or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against the Transferee Company.

7. **CONDUCT OF BUSINESS**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction

at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to it's business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Transferee Company.

(c) Without prejudice to the generality of Clause (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board/Committee of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

## 8. <u>EMPLOYEES</u>

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the

Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned employees of the Transferor Company (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

**8.2** With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date the Transferor Company shall not vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

## 9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme

shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

## PART III

## ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

**10.1** The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

**10.2** **Issue of new equity shares by Transferee Company**

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company.

The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the "**Share Exchange Ratio**".

**10.3 Issue of new GDRs**

(a) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of this Scheme, the Transferee Company shall instruct its depository (the "**Transferee Depository**") to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the "**Deposit Agreement**"). The Transferor Company shall issue necessary instructions to its depository (the "**Transferor Depository**") and the Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

(b) The Transferee Company and the Transferor Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (a) above, and for listing the GDRs on the Luxembourg Stock Exchange.

(c) The GDRs issued to the existing eligible GDR holders of the Transferor Company pursuant to this Clause 10.3 shall be similar in all material respects with the existing GDRs of the Transferee Company.

(d) Notwithstanding the foregoing, in the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities law or whose issuance may be contrary to any applicable law,to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the

Transferor Company on a proportionate basis. The Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents and arrangements as may be necessary and appropriate in this behalf.

(e) The equity shares issued pursuant to this Scheme in relation to the existing eligible GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (e).

(f) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Transferee Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

**10.4 Increase in issued, subscribed and paid-up capital of Transferee Company**

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.5 **General provisions:**

(i) **Issue of Shares in dematerialized/physical form:**

(a) In so far as the issue of new equity shares pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The share certificates representing the equity shares of the Transferor Company (including equity shares underlying the GDRs) shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(b) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in

accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(ii) **Pending share transfers, etc.:**

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(iii) **New Equity Shares subject to same terms:**

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of

the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date;

(b) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. The promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme. The shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(iv) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(v) **Fractional Entitlement:**

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors/Committee of Directors of the Transferee Company shall instead consolidate

all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "**Trustee**"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

(vi) **Exemption From Registration**

The equity shares issued pursuant to this Scheme will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (vi).

## PART IV

## ACCOUNTING TREATMENT AND DIVIDENDS

### 11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the

Transferee Company, the fair value of the assets and liabilities shall be determined as of the Appointed Date and accounted appropriately as may be decided by the Board of Directors of the Transferee Company.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, elimination of inter-company transactions and balances between the Transferor Company and the Transferee Company and/or application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets of the Transferor Company (determined as per sub-clause (a) above), the net effect of the adjustments (referred in sub-clause (b) above) and costs, charges, stamp duty and expenses in connection with the Scheme, over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account.

12. **DECLARATION OF DIVIDEND**

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend and the shareholders of the Transferor Company shall not be entitled to dividends, if any, declared by the Transferee Company prior to the Effective Date. On and from the earlier of the dates of filing this Scheme with the High Courts and until the Effective Date, the Transferor Company shall declare a dividend only after prior consultation with the Transferee Company.

12.2 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as

expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association.

12.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

## PART V

## DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

### 13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up.

### 14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

### 15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Company and the Transferee

Company may in their discretion accept or such modification(s) or addition(s) as the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental Authorities, which the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

16. <u>FILING OF APPLICATIONS</u>

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme

under the provisions of law, and shall apply for such approvals as may be required under law.

17. **APPROVALS**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. **SCHEME CONDITIONAL UPON SANCTIONS, ETC.**

18.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(ii) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(iii) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

18.2 In the event of this Scheme failing to take effect finally by 31st December 2007, or by such later date as may be agreed by the Board of Directors of the Transferor Company and the Board of Directors of the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. **COSTS, CHARGES AND EXPENSES**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the arrangement of the Transferor Company with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

TRUE-COPY
14/08/08
M. D. NARVEKAR
COMPANY REGISTRAR
HIGH COURT (O.S.)
BOMBAY

TRUE COPY
Amarchand & Mangaldas &
Suresh A. Shroff & Co.
Advocates & Solicitors

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY PETITION NO. 345 OF 2007
CONNECTED WITH
COMPANY APPLICATION NO.283 OF 2007

In the matter of Petition under Sections 391 to 394 of the Companies Act, 1956;
And
In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited ...Petitioner

HIGH COURT OF JUDICATURE BOMBAY

**AUTHENTICATED COPY OF THE MINUTES OF THE ORDER DATED 12TH JUNE, 2007 READ WITH THE ORDER DATED 11TH JULY, 2007 ALONGWITH THE SANCTIONED SCHEME OF AMALGAMATION**

**DATED THIS 14th DAY OF AUGUST, 2007**

Applied on 14/08/2007
14/08/2007
14-8-2007
Delivered 16-8-07

M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co.
Peninsula Chambers, Peninsula Corporate Park,
Ganpatrao Kadam Marg,
Lower Parel, Mumbai – 400 013
Advocates for the Petitioner Company

END